United States securities and exchange commission logo





                              October 19, 2020

       Michael Lawless
       Chief Executive Officer
       Clip Interactive, LLC
       5755 Central Ave, Suite C
       Boulder, CO 80301

                                                        Re: Clip Interactive,
LLC
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-235891

       Dear Mr. Lawless:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Cover Page

   1.                                                   Disclose whether you
have received approval for listing of the company   s common shares
                                                        on The Nasdaq Capital
Market. Also disclose whether the company has applied for and been approved for
listing of the warrants on Nasdaq. If you will not receive approval for listing of the company
 s securities being offered prior to effectiveness, please prominently disclose this fact and
disclose where you expect the securities to trade. Provide risk factor disclosure about the
impact on the trading market for your securities, including whether the securities would be
considered penny stocks.
 Michael Lawless
FirstName  LastNameMichael    Lawless
Clip Interactive, LLC
Comapany
October  19,NameClip
             2020     Interactive, LLC
October
Page  2 19, 2020 Page 2
FirstName LastName
The IPO, page 4

2. Please disclose that the Series A Warrants are redeemable by the company, briefly disclosing the redemption terms. Provide risk factor disclosure that the company may redeem the Series A Warrants at a time that is disadvantageous to investors who hold the warrants.
Resale Prospectus Cover Page, page Resale-i

3.       You disclose the following on the resale prospectus cover page:    No
sales of the shares
         covered by this prospectus shall occur until the shares of common stock sold in our initial public offering begin trading on The Nasdaq Capital Market. The distribution of securities offered hereby may be effected in one or more transactions that may take place on The Nasdaq Capital Market, including ordinary brokers transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such
         prevailing market prices or at negotiated prices.    This appears
inconsistent with your
         disclosure in the Plan of Distribution that    [t]he selling
shareholders may sell some or all
         of their shares at a price of $5.00 per share, and thereafter at prevailing market prices or
         privately negotiated prices.    Please clarify when the selling
shareholders may sell their
         shares and at what price.
Exhibits

4.       Please file your remaining exhibits, including the following:
             Exhibit 1.1 - Underwriting agreement for the revised offering
             Exhibit 5.1 - Legality opinion on the securities being offered in
the company   s
             offering and the resale offering
             Exhibit 10.9 - Form of Bridge Note
             Exhibit 10.11 - Agreement of Debt Conversion with Jeffrey Thramann

        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at202-
551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Stanley Moskowitz